                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                                  SIMULA, INC.
                                (NAME OF ISSUER)

                    Common Stock, $0.01 par value per share
                         (TITLE OF CLASS OF SECURITIES)

                                   829206101
                                 (CUSIP NUMBER)

                             Stanley P. Desjardins
                     2700 North Central Avenue, Suite 1000
                             Phoenix, Arizona 85004
                                 (602) 631-4005
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 29, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)


                                page 1 of 5 pages

CUSIP No.:  829206101
                                       13D

1.        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Stanley   P. Desjardins

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)    [ x ]
                                                       (b)    [   ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS (See Instructions)

          OO

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                             [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

 NUMBER OF        7.       SOLE VOTING POWER
  SHARES                         3,273,414
BENEFICIALLY
  OWNED           8.       SHARED VOTING POWER
    BY                           0
   EACH
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                        3,273,414
   WITH
                  10.      SHARED DISPOSITIVE POWER
                                 0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,273,414

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                      [ x ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.28%

14.       TYPE OF REPORTING PERSON
                IN

                                page 2 of 5 pages

ITEM 1.      SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Simula, Inc., an Arizona corporation (the "Issuer"), whose principal executive offices are located at 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

ITEM 2.      IDENTITY AND BACKGROUND.

     The name, address and background information for the person filing this statement is as follows:

     (a)     Name: Stanley P. Desjardins

     (b) Business Address: 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

     (c) Principal Place of Business: Chairman of the Board of Directors of the Issuer, 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

     (d)     Criminal proceedings within the last 5 years: None.

     (e)     Civil proceedings within the last 5 years:  None.

     (f)     Citizenship:  United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable to this Amendment.

ITEM 4.      PURPOSE OF TRANSACTION.

     Mr. Desjardins has not acquired or disposed of any securities of the Issuer since filing his original Schedule 13D on January 11, 2000. However, Mr. Desjardins has entered into a Proxy Agreement (as herein defined), and a Corporate Governance Agreement (as herein defined), as more fully described in
Item 6.

ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

     Mr. Desjardins' interest in the securities of the Issuer has remained unchanged from his original Schedule 13D, filed January 11, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following supplements Mr. Desjardins' disclosure in this item from his
Schedule 13D dated January 11, 2000.


                               page 3 of 5 pages

     Mr. Desjardins, the Issuer and directors of the Issuer have entered into a Proxy Agreement and Corporate Governance Agreement. The agreements were entered into in connection with certain understandings reached between Mr. Desjardins and Bradley Forst, the new Chief Executive Officer of the Issuer, regarding their mutual support of one another going forward, personnel issues, and operation of the government side of the Issuer's business.

     Specifically, on September 29, 2000, Mr. Desjardins and John M. Leinonen, Lon A. Offenbacher, Robert D. Olliver, James C. Withers and S. Thomas Emerson (collectively, the "Director Parties") entered into a Proxy Agreement. Pursuant to the Proxy Agreement, Mr. Desjardins has agreed as follows:

     - That neither he, nor any of his agents or representatives, shall solicit or induce a proxy or other authority to vote with respect to any voting securities of the Issuer, including but not limited to the Common Stock of the Issuer, until the later of (i) the date which is two (2) years from the date of the Proxy Agreement; or (ii) the date which is one hundred eighty
   (180) days prior to the third annual meeting of shareholders of the Issuer held following the date of the Proxy Agreement;

     - To appoint each of the Director Parties, or their designees, with full power of substitution, as his proxy agents with the authority to vote any and all shares of the Common Stock of the Issuer held by him on any record date established by the Board of Directors with respect to any meeting of the shareholders of the Issuer to be conducted during the 12-month period following the date of the Proxy Agreement with respect to (i) the election of directors;(ii) the ratification of auditors; (iii) the adoption of one or more stock option or other benefit plans, reincorporation of the Issuer in a state other than Arizona pursuant to a change of domicile merger, and any shareholder proposals, or any other matter to be presented at such meeting other than in connection with any action required of Mr. Desjardins pursuant to a certain Investor Rights Agreement with Levine Leichtman Capital Partners II, L.P., dated December 31, 1999, a merger, share exchange, sale of substantially all of the assets of the Issuer or amendment to the Articles of Incorporation that adversely affects Mr. Desjardins' rights disproportionate to those of other shareholders, provided, further, that the proxy shall not be used to dissolve the Issuer; and

     - To grant such additional irrevocable proxies to the Director Parties as may be necessary in order for the Director Parties to vote any and all shares of the Common Stock of the Issuer held by Mr. Desjardins at any meeting of shareholders of the Issuer twelve (12) months after the date of the Proxy Agreement.

In turn, the Director Parties have agreed as follows:

     - At the 2001 Annual Meeting of Shareholders, the Director Parties shall vote all shares subject to the proxy granted by Mr. Desjardins in favor of his election to the Board of Directors of the Issuer to serve for a term of not less than two (2) years.

     On September 30, 2000, Mr. Desjardins and the Issuer entered into a Corporate Governance Agreement (the "Corporate Governance Agreement"). Pursuant to the Corporate Governance Agreement, the Issuer has agreed as follows:

     - To replace Donald Townsend as the Issuer's President and Chief Executive Officer with Bradley Forst, who shall serve in that capacity pursuant to a written employment agreement to be approved by the Board of Directors;

                               page 4 of 5 pages

     - To ensure that Mr. Desjardins will continue to serve as Chairman of the Board of Directors of the Issuer for a period of two (2) years and until his successor is duly elected and qualified in accordance with the Issuer's Articles of Incorporation and Bylaws;

     - To include Mr. Desjardins in the Issuer's slate of director nominees at the 2001 Annual Meeting of Shareholders to serve on the Board of Directors for a term of not less than two (2) years; and

     -  To implement, effective immediately, for a period of not less than two
   (2) years, a policy of nominating persons to serve as directors who are not employees of the Issuer, except that the Board will continue to be permitted to nominate, in its discretion, the Issuer's Chief Executive Officer.

In turn, Mr. Desjardins has agreed as follows:

     - To publicly communicate his support for the Issuer and the decisions and actions undertaken by the Issuer at the direction of its management or its Board of Directors and to refrain from any actions or communications that would reasonably be regarded as expressing a lack of support therefor, unless advised in writing by legal counsel that he would violate his fiduciary duty to the Issuer by doing so.

The parties also amended and restated Mr. Desjardins Consulting Agreement with the Company.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number             Description
--------------             -----------
99.1                       Proxy Agreement, dated September 29, 2000, among Mr. Desjardins and the Director Parties

99.2                       Corporate Governance Agreement, dated September 30, 2000, among
                           Mr. Desjardins and the Issuer

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.



/s/ STANLEY P. DESJARDINS
-----------------------------
STANLEY P. DESJARDINS
Date: October 13, 2000


                               page 5 of 5 pages